Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Pricing Supplement to the Prospectus dated April 6, 2009 and the
Prospectus Supplement dated April 6, 2009 — No. 312

$11,000,000 The Goldman Sachs Group, Inc. Callable Step-Up Fixed Rate Notes due 2015 Medium-Term Notes, Series D

     We will pay you interest at a rate and for the applicable interest period as set forth below:

Interest Period	Interest Rate per annum
From and including March 17, 2010 to but excluding March 17, 2012	2.50% per annum
From and including March 17, 2012 to but excluding March 17, 2013	3.00% per annum
From and including March 17, 2013 to but excluding September 17, 2013	4.00% per annum
From and including September 17, 2013 to but excluding March 17, 2014	5.00% per annum
From and including March 17, 2014 to but excluding September 17, 2014	6.00% per annum
From and including September 17, 2014 to but excluding March 17, 2015	7.00% per annum
From and including March 17, 2015 to but excluding September 17, 2015	8.00% per annum

Interest will be paid on each March 17, June 17, September 17 and December 17. The first such payment will be made on June 17, 2010.

     In addition, we may redeem the notes at our option, in whole but not in part, on any interest payment date on or after September 17, 2010, upon ten business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. Although the interest rate will step up during the life of your notes, you may not benefit from such increase in the interest rate if your notes are redeemed prior to the stated maturity date.

	Per Note	Total
Initial public offering price	100.000%	$11,000,000
Underwriting discount	1.314%	$ 144,540
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	98.686%	$10,855,460

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from March 17, 2010 and must be paid by the purchaser if the notes are delivered after March 17, 2010.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.	Incapital LLC

Pricing Supplement dated March 4, 2010.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

     This pricing supplement no. 312 dated March 4, 2010 (pricing supplement) and the accompanying prospectus dated April 6, 2009 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated April 6, 2009 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

     The notes are a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008 (2008 Indenture), between us and The Bank of New York Mellon, as trustee (Trustee). This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Step-Up Fixed Rate Notes due 2015

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $11,000,000

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 thereof

Trade date: March 4, 2010

Original issue date: March 17, 2010

Stated maturity date: September 17, 2015

Interest rate:

Interest Period	Interest Rate per annum
From and including March 17, 2010 to but excluding March 17, 2012	2.50% per annum
From and including March 17, 2012 to but excluding March 17, 2013	3.00% per annum
From and including March 17, 2013 to but excluding September 17, 2013	4.00% per annum
From and including September 17, 2013 to but excluding March 17, 2014	5.00% per annum
From and including March 17, 2014 to but excluding September 17, 2014	6.00% per annum
From and including September 17, 2014 to but excluding March 17, 2015	7.00% per annum
From and including March 17, 2015 to but excluding September 17, 2015	8.00% per annum

Original issue discount (OID): not applicable

Interest payment dates: March 17, June 17, September 17 and December 17 of each year, commencing on June 17, 2010

Regular record dates: every March 2, June 2, September 2 and December 2

Day count convention: 30/360 (ISDA)

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on any interest payment date on or after September 17, 2010, upon ten business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Survivor’s option to request repayment: No

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 143 of the accompanying prospectus

CUSIP no.: 38143UGU9

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

  full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: yes covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

ADDITIONAL INFORMATION ABOUT THE NOTES

     Book-Entry System

     We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance—What Is a Global Security?— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

     When We Can Redeem the Notes

     We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

     We will have the right to redeem the notes, at our option, in whole but not in part, on any interest payment date on or after September 17, 2010, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than 10 business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

     What are the Tax Consequences of the Notes

     You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

     In the opinion of Sullivan & Cromwell LLP, the notes will be treated as indebtedness for U.S. federal income tax purposes.

     The notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on March 17, 2012, and therefore the notes should be treated as maturing on such date for OID purposes. This assumption is made solely for U.S. federal income tax purposes of determining whether the note is issued with OID and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the first increase in the interest rate then, solely for OID purposes, the note will be deemed to be reissued at their adjusted issue price on March 17, 2012. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to each subsequent increase in the interest rate and therefore the notes should never be treated as issued with OID for U.S. federal income tax purposes.

     Under this approach, the coupon on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes).

     Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise), a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, retirement or other disposition of a note is subject to significant limitations.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$5,500,000
Incapital LLC	5,500,000

Total	$11,000,000

     Notes sold by the underwriters to the public will initially be offered at the original issue price set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of 1.314% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the original issue price of up to 0.750% of the principal amount of the notes. If all of the offered notes are not sold at the original issue price, the underwriters may change the offering price and the other selling terms.

     Please note that the information about the original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

     The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $11,000.

     We will deliver the notes against payment therefor in New York, New York on March 17, 2010, which is the ninth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in nine business days (T + 9), to specify alternative settlement arrangements to prevent a failed settlement.

     The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. and Incapital LLC that they may make a market in the notes. Goldman, Sachs & Co. and Incapital LLC are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

Conflicts of Interest

     Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement and the accompanying prospectus supplement and prospectus. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

$11,000,000

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate Notes due 2015

Medium-Term Notes, Series D

Goldman, Sachs & Co.

Incapital LLC